

Mail Stop 7010

July 13, 2007

Mr. Dirk J. Wild
Interim Chief Financial Officer
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, LA 70809

> **RE: The Shaw Group Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2006**
> **Filed October 31, 2006**
> **Form 10-Q for the Quarterly Period Ended November 30, 2006**
> **Filed January 16, 2007**
> **File No. 001-12227**

Dear Mr. Wild:

We have reviewed your response letter dated June 14, 2007, to our letter dated May 29, 2007, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment 1

Given the materiality of the error, we continue to reiterate our request that the impacted data in the 10-K and subsequent 10-Q be revised to comply with SFAS 131 and SFAS 154. Corresponding revisions should be made in MD&A and in Notes 22 and 26 to the annual financial statements.

Prior Comment 2

Given the necessary revisions to the 10-K, please provide the added disclosures in the amended filing.

Prior Comment 3

Regarding the proposed disclosure, we understand the possible relevance of disclosing the amount that 11/30/06 net income "would have increased" absent the Westinghouse segment because Westinghouse was not included in the prior period results. However, it does not appear that this specific disclosure would be useful to investors after 8/31/07 since Westinghouse would be included in the comparative periods thereafter.

Prior Comment 4

Given your representation that Toshiba has historically permitted Shaw to participate in Westinghouse operational policy-making decisions, we will not object to the use of the equity method in the historical periods. However, in light of the concerns expressed in our prior letters, and the apparent ability of Toshiba (through its appointed Owner Board Chairman) to exclude operating policy decisions from the Owner Board agendas, we remind you that you need to continue to evaluate FIN 35 compliance as you gain more experience in the business relationship.

Prior Comment 5

We are continuing to evaluate your accounting for the Westinghouse put option. Regarding the analysis of SFAS 150 contained in your 6/14/07 letter, please clarify for us how you concluded that the Westinghouse put option meets the definition of a "freestanding financial instrument". In your response, please address, but do not limit your response to, your consideration of the following factors and whether any individual factor or the combination of one or more of these factors indicates that the put option is not a freestanding financial instrument: (1) any exercise of the put right requires physical delivery of the shares; (2) the stock is closely-held; (3) Toshiba is the only other entity that owns enough shares to enable full exercise of the put right; (4) the collateralization of the put option was done contemporaneously with the collateralization of the equity shares; and (5) Section 5.2 of the Put Option Agreement restricts Shaw's ability to transfer the put right without Toshiba's consent. Also, please describe a permitted transaction that Shaw could execute that would clearly demonstrate how the put option is legally detachable and separately exercisable.

Please clarify for us the conceptual basis for amortizing the fair value of the Put Option rather than its time value. Clarify also whether the put option had intrinsic value on the date of issuance.

We note section 2.9 of the Put Option Agreement contains language referencing a call option by Toshiba. Please describe for us and disclose the material terms of and the accounting for this option. In the accounting analysis you give us, please address whether the call option is a freestanding financial instrument and whether or not you believe it should be analyzed apart from or in combination with the put option.

Please revise your 11/30/06 consolidated statements of operations to reflect the amortization expense on the commercial relationship agreement (CRA) as a component of operating income. We note that this agreement provides you with a variety of commercial opportunities which revenues presumably will be classified within operating income.

Please reconcile for us the 6 year amortization period of the CRA with the valuation assumption disclosed on page 13 of your Form 10-Q, which indicates that total projected cash flows will be realized over a 15 year period. Please also explain to us how straight line amortization is consistent with the requirement that the amortization method reflect the pattern in which the economic benefits of the intangible asset are consumed. See paragraph 12 of SFAS 142.

You disclose on page 12 of the 11/30/06 form 10-Q that an independent valuation report was used in accounting for the Westinghouse transaction. While you are not required to make reference to this independent valuation, when you do you must also disclose the name of the independent valuation firm. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the independent valuation firm. Refer to Section 436(b) of Regulation C.

Please expand your disclosures to more fully identify the methods and material underlying assumptions used to estimate the fair values of the Westinghouse equity interest, the put option, and the embedded foreign currency derivative. See Section 501.14 of the Financial reporting Codification. Please note that the disclosure in Note 2 *Accounting for the Embedded Derivatives* suggests that you used a residual value method to determine the initial carrying value of the put option. If true, please explain to us how such a method achieves fair value measurement.

Prior Comment 6

Given the materiality of the errors in the parent and guarantor cash flow statements, please amend your Form 10-K for the fiscal year ended August 31, 2006 and your Form 10-Q for the quarterly period ended November 30, 2006, accordingly.

Prior Comment 7

In consideration that you will be amending your Form 10-K for the fiscal year ended August 31, 2006 for the issues mentioned above, please expand the discussion of segment operating results to explain the material variances in each segment's reported "Income (loss) before income taxes, minority interest, earnings (loss) from unconsolidated entities and loss from and impairment of discontinued operations." See Section 501.06.a of the Financial Reporting Codification.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief